VARITRONIX INTERNATIONAL LIMITED


OLED Display
VARITRONIX

interim report
2003

RESULTS

The Directors of Varitronix International Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 with comparative figures for the corresponding period of last year are as follows:

Consolidated Income Statement

for the six months ended 30 June 2003 – unaudited

		Six months ended 30 June	
		2003	2002 (restated)
	Note	***HK$'000***	*HK$'000*
Turnover	*2*	**613,050**	499,212
Other revenue		**13,177**	13,453
Other net income/(loss)		**17,253**	(253)
Changes in inventories of finished goods and work in progress		**(8,241)**	(28,924)
Raw material and consumables used		**(299,422)**	(200,796)
Loss on investment in mutual fund liquidated during the period		**–**	(10,471)
Staff costs		**(112,137)**	(100,627)
Depreciation		**(40,615)**	(38,795)
Other operating expenses		**(91,417)**	(72,591)
Profit from operations		**91,648**	60,208
Finance cost	*3(a)*	**(1,340)**	(1,846)
Share of losses of associate		**(3,682)**	(1,448)
Profit from ordinary activities before taxation	*3*	**86,626**	56,914
Taxation	*4*	**(10,226)**	(6,297)
Profit from ordinary activities after taxation		**76,400**	50,617
Minority interests		**(9,384)**	(1,734)
Profit attributable to shareholders		**67,016**	48,883
Interim dividend		**21,505**	13,341
Special interim dividend		**64,513**	–
Total interim dividends		**86,018**	13,341
Earnings per share	*5*		
Basic		**22.02 cents**	16.15 cents
Diluted		**21.97 cents**	16.14 cents

Consolidated Balance Sheet
As at 30 June 2003 – unaudited

	Note	**At 30 June 2003** **HK$'000**	At 31 December 2002 (restated) HK$'000
Non-current assets			
Fixed assets		**414,647**	398,080
Intangible assets		**60,346**	31,704
Interest in associate		**12,802**	16,254
Non-trading securities		**226,790**	226,765
		714,585	672,803
Current assets			
Trading securities		**91,775**	84,562
Inventories		**223,974**	198,074
Trade and other receivables	6	**315,151**	284,714
Cash and cash equivalents	7	**409,114**	466,073
		1,040,014	1,033,423
Current liabilities			
Interest-bearing bank loan and overdrafts		**61,031**	61,706
Bills payable		**1,144**	63
Trade and other payables	8	**188,903**	163,685
Taxation		**17,811**	21,345
		268,889	246,799
Net current assets		**771,125**	786,624
Total assets less current liabilities		**1,485,710**	1,459,427
Non-current liabilities			
Convertible notes		**31,200**	31,200
Deferred taxation		**8,722**	10,143
		39,922	41,343
Minority interests		**37,531**	28,382
NET ASSETS		**1,408,257**	1,389,702
CAPITAL AND RESERVES			
Share capital	9	**76,762**	76,023
Reserves	10	**1,331,495**	1,313,679
		1,408,257	1,389,702

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2003 – unaudited

	2003	2002
	HK$'000	*HK$'000*
Total equity at 1 January	**1,399,845**	1,288,786
Effect of adopting HK SSAP 12 (Revised)	**(10,143)**	(16,984)
As restated	**1,389,702**	1,271,802
Surplus on revaluation of non-trading securities	**1,777**	7,876
Exchange translation differences	**2,261**	2,586
Net gains not recognised in the income statement	**4,038**	10,462
Net profit for the period:		
As previously reported		44,349
Prior year adjustment arising from change in accounting policy for deferred taxation		4,534
Net profit for the period (2002: as restated)	**67,016**	48,883
Dividends approved in respect of the previous year	**(66,901)**	(19,674)
Revaluation (surplus)/deficit transferred to the income statement on disposal/liquidation of securities	**(768)**	10,511
Movements in share capital	**15,170**	611
Total equity at 30 June	**1,408,257**	1,322,595

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2003 – unaudited

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**68,878**	68,241
Net cash used in investing activities	**(75,455)**	(10,136)
Net cash used in financing activities	**(47,660)**	(12,228)
(Decrease)/increase in cash and cash equivalents	**(54,237)**	45,877
Effect of foreign exchange rates changes	**2,476**	2,629
Cash and cash equivalents at 1 January	**460,875**	347,776
Cash and cash equivalents at 30 June	**409,114**	396,282
Analysis of the balances of cash and cash equivalents		
Cash at bank and in hand	**71,326**	85,654
Deposits with banks and other financial institutions	**337,788**	358,067
Bank overdrafts	**-**	(47,439)
	409,114	396,282

Notes:–

1. **Basis of preparation**

This unaudited interim report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants (the "HKSA").

The same accounting policies and basis of preparation adopted in the Group's 2002 audited annual financial statements have been applied to the 2003 interim report with the exception of a change in accounting policy to comply with SSAP 12 (revised) "Income taxes" issued by the HKSA as described below.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realisation was assured beyond reasonable doubt. Pursuant to SSAP 12 (revised), deferred taxation is provided in full, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

The adoption of the SSAP 12 (revised) represents a change in accounting policy. The change has been applied retrospectively resulting in prior period adjustments with the opening balances of the retained profits as at 1 January 2002 and 2003 restated by reductions of HK$16,984,000 and HK$10,143,000 respectively. This change in accounting policy has also resulted in an increase of HK$1,421,000 (2002: HK$4,534,000) in the profit attributable to shareholders for the six months ended 30 June 2003.

2. **Segmental information**

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group. In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Segment assets as at 30 June 2003 HK$'000	Segment assets as at 31 December 2002 HK$'000	Capital expenditure incurred for the period ended 30 June 2003 HK$'000	Capital expenditure incurred for the year ended 31 December 2002 HK$'000
Hong Kong and PRC	**1,447,974**	1,394,855	**75,453**	87,511
Rest of Asia	**152,315**	152,687	**10,151**	9,941
Europe	**85,450**	86,056	**448**	1,667
North America	**25,194**	24,669	**26**	26

The analysis of the geographical locations of the turnover of the Group during the financial period is as follows:

	Six Months ended 30 June 2003 HK$'000	Six Months ended 30 June 2002 HK$'000
France	**65,383**	77,398
United Kingdom	**46,863**	53,383
Germany	**61,386**	42,423
Other European countries	**122,554**	84,879
North America	**45,489**	65,914
Hong Kong and PRC	**197,048**	113,476
Rest of Asia	**57,159**	53,627
Others	**17,168**	8,112
	613,050	499,212

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

3. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six Months ended 30 June 2003 HK$'000	Six Months ended 30 June 2002 HK$'000
(a) Finance cost:		
Interest on bank advances and other borrowings repayable within five years	**404**	910
Interest on convertible notes	**936**	936
	1,340	1,846

	Six Months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
(b) Other items:		
Cost of inventories	**406,555**	314,407
Gain on disposal of fixed assets	**–**	(128)
(Gain)/loss on disposal of non-trading securities	**(768)**	40
(Gain)/loss on disposal of trading securities	**(3,634)**	3,820
Loss on revaluation of trading securities	**28**	880
Investment income	**(7,688)**	(8,357)
Other interest income	**(2,492)**	(2,887)
Rental income under operating leases	**(1,621)**	(1,568)
Other income	**(1,375)**	(641)

4. Taxation

	Six Months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Current tax		
Hong Kong taxation	**8,951**	5,553
Overseas taxation	**2,696**	5,278
	11,647	10,831
Deferred tax		
Origination and reversal of temporary differences	**(2,350)**	(4,534)
Attributable to increase in tax rate	**929**	–
	(1,421)	(4,534)
	10,226	6,297

The provision for Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the six months ended 30 June 2003. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

5. Earnings per share

(a) The calculation of basic earnings per share is based on the audited profit attributable to shareholders of HK$67,016,000 (2002 (restated): HK$48,883,000) and the weighted average number of 304,283,568 shares (2002: 302,596,895 shares) in issue during the period.

(b) The calculation of diluted earnings per share is based on the unaudited adjusted profit attributable to shareholders of HK$67,016,000 (2002 (restated): HK$48,883,000) and the weighted average number of 304,980,385 shares (2002: 302,944,575 shares) after adjusting for the effects of all dilutive potential shares.

	Six months ended 30 June	
	2003	2002
	Number of shares	Number of shares
Weighted average number of shares for the purpose of basic earnings per share	**304,283,568**	302,596,895
Deemed issue of shares for no consideration arising from share options	**696,817**	347,680
Weighted average number of shares for the purpose of diluted earnings per share	**304,980,385**	302,944,575

6. **Trade and other receivables**

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2003	At 31 December 2002
	HK$'000	*HK$'000*
Within 60 days of the invoice issue date	**173,116**	139,769
61 to 90 days after the invoice issue date	**41,328**	44,985
91 to 120 days after the invoice issue date	**33,744**	16,900
More than 120 days but within 12 months after the invoice issue date	**18,712**	35,183
	266,900	236,837

Debts are due within 90 days from the date of the invoice.

7. **Cash and cash equivalents**

	At 30 June 2003	At 31 December 2002
	HK$'000	*HK$'000*
Deposits with banks and other financial institutions	**337,788**	402,055
Cash at bank and in hand	**71,326**	64,018
Cash and cash equivalents in the balance sheet	**409,114**	466,073
Bank overdrafts	**-**	(5,198)
Cash and cash equivalents in the cash flow statement	**409,114**	460,875

8. Trade and other payables

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	At 30 June 2003 HK$'000	At 31 December 2002 HK$'000
Within 60 days of supplier invoice date	**81,300**	75,951
61 to 120 days after supplier invoice date	**18,663**	15,715
More than 120 days but within 12 months after supplier invoice date	**2,106**	3,098
	102,069	94,764

9. Share Capital

	No. of shares ('000)	Amount HK$'000
Issued and fully paid: Ordinary shares of HK$0.25 each		
At 1 January 2003	**304,091**	**76,023**
Shares issued under share option scheme	**197**	**49**
Allotment of shares from scrip dividends	**2,759**	**690**
At 30 June 2003	**307,047**	**76,762**

10. Reserves

(a) *Reserves*

	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Investment revaluation reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2003	579,172	(21,195)	6,604	1,304	757,937	1,323,822
Effect of adopting HK SSAP 12 (Revised)	–	–	–	–	(10,143)	(10,143)
As restated	579,172	(21,195)	6,604	1,304	747,794	1,313,679
Special dividend and final dividend approved in respect of previous year	–	–	–	–	(66,901)	(66,901)
Share premium arising from issue of shares	14,431	–	–	–	–	14,431
Exchange differences	–	2,261	–	–	–	2,261
Revaluation surplus	–	–	1,777	–	–	1,777
Revaluation surplus transferred to the income statement on disposal of securities	–	–	(768)	–	–	(768)
Profit for the period	–	–	–	–	67,016	67,016
At 30 June 2003	**593,603**	**(18,934)**	**7,613**	**1,304**	**747,909**	**1,331,495**

(b) *Dividends*

After the balance sheet date, the following dividends were proposed by the Board of Directors. The dividends have not been recognised as a liability at the balance sheet date.

	At 30 June 2003	At 31 December 2002
	HK$'000	*HK$'000*
Dividends not provided for	**86,018**	66,901

11. Capital commitments

Capital commitments outstanding at 30 June 2003 not provided for in the Group's financial statements were as follows:

	At 30 June 2003	At 31 December 2002
	HK$'000	*HK$'000*
Contracted for	**4,513**	29,022

12. Contingent Liabilities

At 30 June 2003, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$62,135,000 (at 31 December 2002: HK$57,086,000).

INTERIM DIVIDEND

The Directors declared an interim dividend of 7 cents per share (2002: 4.4 cents) and a special interim dividend of 21 cents per share (2002: nil) for the six months ended 30 June 2003, to be satisfied by way of scrip dividend with cash option, to shareholders whose names appear on the register of members of the Company on Wednesday, 8 October 2003. Subject to the Listing Committee of the Stock Exchange granting listing of and permission to deal in the new shares of the Company, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount of the interim dividend which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment of the interim dividend in cash instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 13 October 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Thursday, 2 October, 2003 to Wednesday, 8 October 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 30 September 2003.

BUSINESS REVIEW

During the period under review, the business environment of the Group's major markets was generally encouraging. The Asian economy and the PRC market in particular grew well, and the North American and European economies remained steady. For the six months ended 30 June, 2003, the Group achieved turnover of HK$613 million, representing an increase of 23% over the same period last year. Profit attributable to shareholders reached HK$67 million, 37% higher than last year. These results not only represent significant improvement over last year, but also continuous improvement over the preceding six months.

Our results for the period were mainly attributable to the continuing robust performances of our automotive and telecommunication products. Orders from PRC customers mounted during the period as a result of growing handset demand, and our technical expertise has enabled us to capture these market opportunities. Our ability to provide multi-solutions for customers including colour STN and TFT colour solutions remained key in winning orders, and the Group is seeing increasing demand for TFT and colour STN solutions. Material content remained at reasonable levels, helping us to maintain satisfactory business margins. On the technology side, we started the financial year with the license agreement with Eastman Kodak Company for OLED and the collaboration with ZBD Displays Limited for "Zero Power" display, paving the way for our future growth. We also began batch manufacturing for our OLED displays and development orders for shelf-edge label applications for "Zero Power" displays.

During the period, the Group successfully penetrated the Korean market, an increasingly important market for electronic handheld products in Asia. Despite the rapid expansion of the Hong Kong and PRC markets, Europe remained our largest market, accounting for 48% of total turnover. Contribution to total turnover from North America was 7%, whilst the Hong Kong and PRC markets accounted for 32%. A number of our customers in Europe and North America have relocated their production bases to the PRC, and has therefore contributed to the increase in Hong Kong & PRC markets.

The Group's Penang plant experienced a small fire in the production area during January of this year, which created an impact on the Group's revenue and bottom line of this reporting period. However, remedial actions and contingency measures were implemented immediately. Operations soon resumed after the incident but with a reduced capacity. With devoted team effort the plant's performance has showed great improvement in the second quarter. With continuous efforts, the management is looking forward to more encouraging results from this operating arm for the rest of the year.

The Group continued to boast a very strong financial position with liquid portfolio of HK$728 million at the end of the review period despite ongoing capital investment at our new Heyuan plant.

PROSPECTS

Looking at the second half of the year, the automotive and telecommunication sectors are expected to continue as catalysts for growth. Our established relationship with a major handset design house in the PRC for home produced handsets, combined with the support of our joint venture partner Tsinghua University Enterprise Group presents us with clear advantages to capitalize further on the telecommunications market. In the near term, our industrial product sector will continue to be an important sector of our business. With the QS9000 Quality System, our automotive sector is also expected to make a solid contribution and growth.

The European market is expected to develop steadily, whilst evidence is pointing to a mild recovery in the North American market. Contributions from the Asian markets will remain important as the region's economic growth continues. The Group has secured orders for colour STN in the second half of the year. Contributions from the delivery of TFT and colour STN solutions are therefore expected to become more apparent in the second half of the year. The Group is also making progress on the full colour OLED display, and is confident of delivering effective solutions when the OLED market becomes fully developed by 2005. The Group remains committed to technology research and development, and is making consistent progress in its portfolio of innovative products. In addition, the Group is also pressing ahead with the commercialization of its "Zero Power" display technologies.

The Group's new Heyuan plant is entering the test run stage with full operation to start in the fourth quarter. Upgraded facilities are installed at the new plant, which has been designed to turn out higher product quality as well as achieve cost efficiencies.

Over the years, Varitronix has ridden many changes in the market. Our commitment to research and development remains a core part of our business. As we enter our 25th year in business, we remain focused in raising our diversity in the display industry. Supported by favorable market conditions and barring unforeseen circumstances, we look forward to continuing growth both in this financial year and beyond.

STAFF

At the end of June 2003, the Group employed approximately 4,620 persons around the world, of whom approximately 520 were in Hong Kong, 3,380 in PRC and 720 overseas.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong financial position. As at 30 June 2003, the Group had a total shareholders' equity amounting to approximately HK$1.4 billion and a liquid portfolio of HK$728 million (31/12/2002: HK$777 million) of which HK$409 million (31/12/2002: HK$466 million) was in cash and cash equivalents and HK$319 million (31/12/2002: HK$311 million) in securities. The Group has low bank borrowings and has little exposure to foreign exchange fluctuations as most of its assets, receipts and payments are in HK dollars or US dollars.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2003, the interests of the Directors and their associates in the share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO Ordinance")) as recorded in the register maintained by the Company under Section 352 of the SFO Ordinance were as follows:

(a) Interests in shares of the Company

	Shares of HK$0.25 each in the Company			
Name of Director	Personal interests *(Note 1)*	Corporate interests	Total	Approximate % of shareholding
Dr. C. C. Chang	21,526	68,386,479 *(Note 2)*	68,408,005	22.27
Dr. S. K. Yan	10,371,072	–	10,371,072	3.37
S. M. Chung	4,334,314	–	4,334,314	1.41
S. K. Kwok	2,112,959	–	2,112,959	0.68
G. N. Lee, James	–	4,166,978 *(Note 3)*	4,166,978	1.35

Notes:

1. The shares are held by the respective Directors personally as beneficial owners.

2. A family trust of Dr. C. C. Chang and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 68,386,479 shares of the Company.

3. Mr. G. N. Lee, James is the sole beneficial owner of the entire issued share capital of Pressman Holdings Limited which holds 4,166,978 shares of the Company.

(b) Interests in shares of subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr. C. C. Chang	960	78
Dr. S. K. Yan	123	10
S. M. Chung *(Note 1)*	50	8
S. K. Kwok	50	4
G. N. Lee, James	123	10
	1,306	110

Notes:

1. Mr. S. M. Chung holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.

2. Except for the above 4 non-voting deferred shares, the other non-voting deferred shares are held by the respective Directors as beneficial owners.

(c) Interests in share options of the Company

	Date granted	Number of options at 1.1.2003	Options granted/ (exercised) during the period	Number of options at 30.6.2003	Exercisable period	Price per share to be paid on exercise of option *HK$*	Market value per share at date of grant of options *HK$*
Director							
Dr. C. C. Chang	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
Dr. S. K. Yan	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
S. M. Chung	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
S. K. Kwok	9.6.1999	150,000	-	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
		4,150,000	-	4,150,000			

All the interests disclosed above represent long position in the shares of the Company or its associated corporations (within the meaning of the SFO Ordinance).

Save as mentioned above, none of the Directors, Chief Executives and their associates of the Company as at 30 June 2003 had any interests or short position in the shares or underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO Ordinance) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO Ordinance.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 30 June 2003, other than the interests disclosed above in respect of Dr. C. C. Chang and Colville Group Limited, the following company had an interest of 5% or more in the issued share capital of the Company:

Name	Number of shares	Capacity	Approximate % of shareholding
J.P. Morgan Chase & Co.			
Long position	19,199,297	Investment manager and other	6.25
Lending pool	6,138,000	–	1.99

Note: The interests of J.P. Morgan Chase & Co. in the Company were held by a number of its wholly-owned subsidiaries.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 30 June 2003.

SHARE OPTION SCHEMES

	Date granted	Number of options at 1.1.2003	Options exercised during the period	Number of options at 30.6.2003	Exercisable period	Price per share to be paid on exercise of option *HK$*	Market value per share at date of grant of options *HK$*
Directors	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	4,000,000	–	4,000,000	31.10.2002-30.10.2012	4.605	4.35
Employees	9.6.1999	446,750	–	446,750	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	733,000	–	733,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	616,500	(60,000)	556,500	30.8.2001-29.8.2011	3.06	3.68
	13.9.2002	711,500	(136,500)	575,000	13.9.2002-12.9.2012	3.905	3.85
		6,657,750	(196,500)	6,461,250			

Notes:

1. No share option was granted and lapsed during the period.

2. The total number of shares available for issue under the Share Option Schemes at 30 June 2003 represents 2.10% of the issued share capital of the Company at that date.

3. The consideration paid by each employee for the options granted was HK$1.

4. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$5.231.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of its listed securities.

CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not during the six months ended 30 June 2003, in compliance with the Code of Best Practice, as set out in Appendix 14 to the Listing Rules, except that the Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement at annual general meeting in accordance with the Company's Bye-Laws.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim results for the six months ended 30 June 2003 of the Company now reported on.

By Order of the Board
Dr. C. C. Chang
Chairman

Hong Kong, 15 September 2003

精電國際有限公司


OLED Display

中期報告

二零零三年

業績

精電國際有限公司(「本公司」)之董事會宣佈,本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

綜合收益表

截至二零零三年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零三年 千港元	二零零二年 (重報) 千港元
營業額	2	**613,050**	499,212
其他收入		**13,177**	13,453
其他收益/(虧損)淨額		**17,253**	(253)
製成品及半製成品存貨之變動		**(8,241)**	(28,924)
原材料及耗用品		**(299,422)**	(200,796)
期內結業之互惠基金導致之投資虧損		–	(10,471)
員工成本		**(112,137)**	(100,627)
折舊		**(40,615)**	(38,795)
其他營運費用		**(91,417)**	(72,591)
經營溢利		**91,648**	60,208
融資成本	3(a)	**(1,340)**	(1,846)
佔聯營公司虧損		**(3,682)**	(1,448)
除稅前一般業務溢利	3	**86,626**	56,914
稅項	4	**(10,226)**	(6,297)
除稅後一般業務溢利		**76,400**	50,617
少數股東權益		**(9,384)**	(1,734)
股東應佔溢利		**67,016**	48,883
中期股息		**21,505**	13,341
特別中期股息		**64,513**	–
中期股息總數		**86,018**	13,341
每股盈利	5		
基本		**22.02仙**	16.15仙
攤薄		**21.97仙**	16.14仙

綜合資產負債表

於二零零三年六月三十日－未經審核

	附註	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 （重報） 千港元
非流動資產			
固定資產		**414,647**	398,080
無形資產		**60,346**	31,704
聯營公司權益		**12,802**	16,254
非交易證券		**226,790**	226,765
		714,585	672,803
流動資產			
交易證券		**91,775**	84,562
存貨		**223,974**	198,074
客戶及其他應收款項	6	**315,151**	284,714
現金及現金等價物	7	**409,114**	466,073
		1,040,014	1,033,423
流動負債			
帶息之銀行貸款及透支		**61,031**	61,706
應付票據		**1,144**	63
應付賬款及其他應付款項	8	**188,903**	163,685
税項		**17,811**	21,345
		268,889	246,799
流動資產淨額		**771,125**	786,624
資產總額減流動負債		**1,485,710**	1,459,427
非流動負債			
可換股票據		**31,200**	31,200
遞延税項		**8,722**	10,143
		39,922	41,343
少數股東權益		**37,531**	28,382
資產淨值		**1,408,257**	1,389,702
股本及儲備			
股本	9	**76,762**	76,023
儲備	10	**1,331,495**	1,313,679
		1,408,257	1,389,702

簡明綜合權益變動表

截至二零零三年六月三十日止六個月－未經審核

	二零零三年 千港元	二零零二年 千港元
於一月一日之權益總額	**1,399,845**	1,288,786
採納香港會計實務準則第12號（經修訂）的影響	**(10,143)**	(16,984)
重報	**1,389,702**	1,271,802
非交易證券重估盈餘	**1,777**	7,876
匯兑差額	**2,261**	2,586
收益表未確認之淨收益	**4,038**	10,462
期內淨溢利		
從前所報告數字		44,349
因遞延税項會計政策變動所作之過往年度調整		4,534
期內淨溢利（二零零二年：重報）	**67,016**	48,883
期內獲准有關去年之股息	**(66,901)**	(19,674)
經轉入收益表中證券出售及結業之重估（盈餘）／虧損	**(768)**	10,511
股本變動	**15,170**	611
於六月三十日之權益總額	**1,408,257**	1,322,595

簡明綜合現金流量報表

截至二零零三年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
經營業務之現金流入淨額	**68,878**	68,241
投資活動所用之現金淨額	**(75,455)**	(10,136)
融資活動所用之現金淨額	**(47,660)**	(12,228)
現金及現金等價物項目之(減少)／增加	**(54,237)**	45,877
匯率變動之影響	**2,476**	2,629
於一月一日之現金及現金等價物項目	**460,875**	347,776
於六月三十日之現金及現金等價物項目	**409,114**	396,282
現金及現金等價物項目之結餘分析		
銀行存款及現金	**71,326**	85,654
銀行及其他財務機構之定期存款	**337,788**	358,067
銀行透支	**－**	(47,439)
	409,114	396,282

附註：一

1. **編製基準**

此未經審核中期財務報表乃根據香港聯合交易所有限公司(「聯交所」)之上市規則(「上市規則」)之規定(包括遵守香港會計師公會頒佈之香港會計實務準則第25號「中期財務報表」)而製定。

除因下述為採納香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得稅」而引起的會計政策變動外,編製本中期報告所採用之會計政策與編製截至二零零二年十二月三十一日止年度已審核全年賬目所採納之會計政策相同。

因會計與稅務二者處理收入及支出之方法不同,所以會產生時差。在過往年度,所有重大時差所引至之稅項影響,若其在相當可見未來可實現的話,以負債法計提遞延稅項負債準備。遞延稅項資產只會在其實現被確定為無合理疑點時才會被確認。根據會計實務準則第12號(經修訂),遞延稅項須按負債法,為資產與負債之評稅基礎與賬面值之所有暫時差異悉數計提準備。所有應課稅之暫時差異均須悉數計提遞延稅項負債準備;而遞延稅項資產則僅會在將來有足夠稅務溢利以作抵銷可扣除暫時差異時才被確認。

採納會計實務準則第12號(經修訂)屬於一項會計政策變動。二零零二年一月一日及二零零三年一月一日之期初保留溢利經調整重報後分別下降16,984,000港元及10,143,000港元。此變動亦導致截至二零零三年六月三十日止六個月之股東應佔溢利增加1,421,000港元(二零零二年:4,534,000港元)。

2. **分類資料**

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式,集團選其為主要匯報方式。

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品,所以本集團並無列出業務分部之分類分析。地域分部收入乃按顧客所在區域而列出。分部資產及資本性支出,乃按資產所在區域而列出。

	分部資產		資本性支出	
	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元	截至二零零三年六月三十日期末 千港元	截至二零零二年十二月三十一日年末 千港元
香港及中國	**1,447,974**	1,394,855	**75,453**	87,511
亞洲其他地區	**152,315**	152,687	**10,151**	9,941
歐洲	**85,450**	86,056	**448**	1,667
北美洲	**25,194**	24,669	**26**	26

本集團於本財政期間按地區劃分之營業額分析如下：

	截至六月三十日止六個月	
	二零零三年 千港元	二零零二年 千港元
法國	**65,383**	77,398
英國	**46,863**	53,383
德國	**61,386**	42,423
其他歐洲國家	**122,554**	84,879
北美洲	**45,489**	65,914
香港及中國	**197,048**	113,476
亞洲其他地區	**57,159**	53,627
其他	**17,168**	8,112
	613,050	499,212

由於每一地區之經營溢利與其營業額之正比關係強烈，故並無列出按地區劃分之經營溢利。

3. 除稅前正常業務溢利

除稅前正常業務溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零三年 千港元	二零零二年 千港元
(a) 融資成本：		
五年內應償還的銀行墊資及其他借款之利息	**404**	910
可換股票據利息	**936**	93
	1,340	1,8

	分部資產		資本性支出	
	於二零零三年六月三十日	於二零零二年十二月三十一日	截至二零零三年六月三十日期末	截至二零零二年十二月三十一日年末
	千港元	*千港元*	*千港元*	*千港元*
香港及中國	**1,447,974**	1,394,855	**75,453**	87,511
亞洲其他地區	**152,315**	152,687	**10,151**	9,941
歐洲	**85,450**	86,056	**448**	1,667
北美洲	**25,194**	24,669	**26**	26

本集團於本財政期間按地區劃分之營業額分析如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
法國	**65,383**	77,398
英國	**46,863**	53,383
德國	**61,386**	42,423
其他歐洲國家	**122,554**	84,879
北美洲	**45,489**	65,914
香港及中國	**197,048**	113,476
亞洲其他地區	**57,159**	53,627
其他	**17,168**	8,112
	613,050	499,212

由於每一地區之經營溢利與其營業額之正比關係強烈，故並無列出按地區劃分之經營溢利。

3. 除稅前正常業務溢利

除稅前正常業務溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
(a) 融資成本：		
五年內應償還的銀行墊資及其他借款之利息	**404**	910
可換股票據利息	**936**	936
	1,340	1,846

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
(b) 其他項目		
存貨成本	**406,555**	314,407
出售固定資產收益	**–**	(128)
出售非交易證券(收益)/虧損	**(768)**	40
出售交易證券(收益)/虧損	**(3,634)**	3,820
交易證券重估虧損	**28**	880
投資收入	**(7,688)**	(8,357)
其他利息收入	**(2,492)**	(2,887)
租賃收入	**(1,621)**	(1,568)
其他收入	**(1,375)**	(641)

4. 稅項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
本期稅項		
香港稅項	**8,951**	5,553
海外稅項	**2,696**	5,278
	11,647	10,831
遞延稅項		
暫時差異之產生及回撥	**(2,350)**	(4,534)
歸因於稅率增加	**929**	–
	(1,421)	(4,534)
	10,226	6,297

香港利得稅準備是按截至二零零三年六月三十日止六個月的估計應評稅溢利以17.5%的稅率(二零零二年:16%)計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

5. 每股盈利

(a) 每股基本盈利按期內67,016,000港元(二零零二年(重報):48,883,000港元)的股東應佔溢利及期內已發行股份之加權平均數304,283,568股(二零零二年:302,596,895股)計算。

(b) 每股攤薄盈利乃按期內未經審核而經調整後之股東應佔溢利67,016,000港元(二零零二年(重報):48,883,000港元)及期內就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數304,980,385股(二零零二年:302,944,575股)計算。

	六月三十日止六個月	
	二零零三年	二零零二年
	股數	股數
計算每股基本盈利所用之加權平均股數	**304,283,568**	302,596,895
假設因認股權以不收取代價方式而發行之股份	**696,817**	347,680
計算每股攤薄盈利所用之加權平均股數	**304,980,385**	302,944,575

6. 客戶及其他應收款項

客戶及其他應收款項中的客戶應收款項及應收票據(已扣除壞賬之撥備)之數期分析如下:

	於二零零三年六月三十日	於二零零二年十二月三十一日
	千港元	*千港元*
發票日起計60日內	**173,116**	139,769
發票日後61至90日	**41,328**	44,985
發票日後91至120日	**33,744**	16,900
發票日後120日以上、12個月以內	**18,712**	35,183
	266,900	236,837

應收款項在發票日後90天到期。

7. 現金及現金等價物

	於二零零三年六月三十日	於二零零二年十二月三十一日
	千港元	*千港元*
銀行及其他財務機構之定期存款	**337,788**	402,055
銀行存款及現金	**71,326**	64,018
資產負債表中現金及現金等價物	**409,114**	466,073
銀行透支	**–**	(5,198)
現金流量報表中現金及現金等價物	**409,114**	460,875

8. 應付賬款及其他應付款項

應付賬款及其他應付款項中的應付賬款及應付票據之數期分析如下:

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
供應商之發票日起計60日內	**81,300**	75,951
供應商之發票日後計61日至120日	**18,663**	15,715
供應商之發票日後計120日以上、12個月以內	**2,106**	3,098
	102,069	94,764

9. 股本

	股數 千股	金額 千港元
發行及繳足股本:每股面值0.25港元之普通股		
於二零零三年一月一日	**304,091**	**76,023**
根據購股權計劃發行的股本	**197**	**49**
以股代息發行之股票	**2,759**	**690**
於二零零三年六月三十日	**307,047**	**76,762**

10. 儲備

(a) 儲備

	股份溢價 千港元	外匯浮動儲備 千港元	投資重估儲備 千港元	其他儲備 千港元	保留溢利 千港元	總計 千港元
於二零零三年一月一日	579,172	(21,195)	6,604	1,304	757,937	1,323,822
採納香港會計實務準則第12號(經修訂)的影響	–	–	–	–	(10,143)	(10,143)
重報	579,172	(21,195)	6,604	1,304	747,794	1,313,679
去年獲准之特別股息及期末股息	–	–	–	–	(66,901)	(66,901)
發行股份產生之溢價	14,431	–	–	–	–	14,431
匯兑差額	–	2,261	–	–	–	2,261
投資重估盈餘	–	–	1,777	–	–	1,777
經轉入收益表中出售證券之重估盈餘	–	–	(768)	–	–	(768)
全期溢利	–	–	–	–	67,016	67,016
於二零零三年六月三十日	**593,603**	**(18,934)**	**7,613**	**1,304**	**747,909**	**1,331,495**

(b) 股息

於結算日後，董事會建議派發下列股息。該股息並未於結算日確認為負債。

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
未計入負債內之股息	**86,018**	66,901

11. 資本承擔

於二零零三年六月三十日，未包括在本集團財務報表之資本承擔如下：

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
已訂約	**4,513**	29,022

12. 或然負債

於二零零三年六月三十日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達62,135,000港元（於二零零二年十二月三十一日：57,086,000港元）。

中期股息

董事會宣佈採取以股代息（可選擇現金）方式派發截至二零零三年六月三十日止六個月之中期股息每股7仙（二零零二年：4.4仙）及特別中期股息每股21仙（二零零二年：無）予於二零零三年十月八日（星期三）名列本公司股東名冊內之股東。經聯交所上市委員會批准本公司新股份上市及買賣後，未選擇現金派發之股東將獲配發已繳足股款之股份，獲配發股份之市值將與可選擇以現金收取中期股息之總額相等。各股東亦可選擇以現金中期股息代替配發股份。有關以股代息之詳情，將會以書函形式，連同選擇收取現金股息之表格，於二零零三年十月十三日左右寄予各股東。

暫停辦理股份過戶登記手續

本公司將由二零零三年十月二日（星期四）至二零零三年十月八日（星期三），首尾兩天包括在內，暫停辦理股份過戶登記手續。為符合獲派中期股息及特別中期股息之資格，所有過戶文件連同有關股票須於二零零三年九月三十日（星期二）下午四時前交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓。

業務回顧

回顧上半年，本集團主要市場的經濟表現普遍理想，亞洲區的經濟，尤其中國市場錄得好的增長；北美及歐洲經濟均保持穩定的發展。截至二零零三年六月三十日止六個月，本集團錄得營業額達613,000,000港元，較去年同期上升23%。股東應佔溢利為67,000,000港元，較去年增加37%。此業績不僅代表本集團的業務較去年同期有顯著改善，跟過去六個月比較亦有持續增長。

期內業績的增長主要由於我們的汽車及電訊產品業務維持蓬勃。由於手機需求上升，來自中國客戶的訂單亦跟隨增加。憑藉我們的技術專才，本集團可在短時間內掌握市場先機。集團能為客戶提供多項解決方案，包括彩色STN及TFT彩色產品，此正為贏取訂單的關鍵。本集團預期市場對TFT與彩色STN產品的需求逐漸增加。物料成本維持在合理水平，有助我們保持令人滿意的邊際利潤。在技術發展方面，集團於財政年度初與柯達公司在OLED方面達成專利協議，以及與ZBD Displays Limited合作發展「零電源」的顯示屏，以為未來的發展鋪路。我們已開始分階段生產OLED顯示屏，以及承接「零電源」顯示屏之開發性訂單，用於櫥窗貨架標籤。

期內，本集團成功進軍韓國市場。韓國在亞洲區內電子手提產品市場的地位日趨重要。雖然香港及中國市場擴展迅速，歐洲仍為我們的最大銷售區，佔總營業額的48%；北美洲的份額佔7%，而香港及中國市場則佔32%。由於部份來自歐洲及北美洲的客戶將生產基地遷移到中國，促使香港及中國市場的份額因此而增加。

本集團位於檳城廠房的生產車間於本年一月發生小火，影響本集團期內的營業額及生產線。本集團即時採取應變措施，廠房已迅速恢復運作，但生產能力短暫下降。經過員工的一番努力，廠房於第二季的表現有大幅改善。憑藉不懈的努力，管理層期望在年內剩餘的時間，此營運項目有令人更鼓舞的成績。

縱然集團需為新建的河源廠房不斷投入資金，本集團仍繼續維持十分穩健的財務狀況。於回顧期終時錄得流動投資組合價值728,000,000港元。

前瞻

展望下半年，預期汽車及電訊項目仍繼續成為本集團業務增長的催化劑。我們與國內生產內銷手機的手機設計公司建立了穩健的夥伴關係，加上合資夥伴清華大學企業集團的支持，令我們有更明確的優勢，進一步拓展電訊市場。短線而言，我們的工業產品業務繼續成為本集團的重要業務。憑藉QS9000優質系統作後盾，我們的汽車業務亦將帶來穩定的收益和增長。

預期歐洲市場的發展平穩，然而有證據顯示北美洲市場將溫和地復甦。由於亞洲地區的經濟發展持續，這地區的銷售對集團將持續佔重要地位。本集團已落實彩色STN下半年訂單。同時亦預期在提供TFT及彩色STN方案方面的貢獻將於下半年度更為明顯。本集團現正全力發展全彩色OLED顯示屏，並有信心在二零零五年，當OLED市場全面發展時，本集團可提供具競爭力的產品。本集團繼續致力先進技術的研發，而其一系列的創新產品亦錄得穩定的進展。此外，本集團亦正積極推動「零電源」顯示屏技術的商品化。

本集團位於河源的新廠房已進入試產階段，並將於第四季全面投產。新廠房已裝置新一代設備，以提升產品質素與及成本效益。

多年來，精電經歷了市場無數的起伏。我們在研發方面的努力，仍為業務的核心部份。踏入二十五週年，我們仍然致力在顯示屏業務內不斷將產品多元化。在有利的市場環境下及除去不可預見的事件，我們期望在今後取得持續的增長。

員工

於二零零三年六月底，本集團於全球共僱用約4,620名員工，其中約520名、3,380名及720名分別駐於香港、中國及海外。

流動資金及財務資源

本集團之財政狀況維持穩健。於二零零三年六月三十日，本集團之股東資金總額約達14億港元，流動投資組合價值728,000,000港元（二零零二年十二月三十一日：777,000,000港元），其中409,000,000港元（二零零二年十二月三十一日：466,000,000港元）為現金及現金等價物，而319,000,000港元（二零零二年十二月三十一日：311,000,000港元）則為證券。本集團之銀行借貸處於低水平，且由於本集團大部份資產、收入及付款均以港元或美元計算，故本集團所受外匯波動的風險有限。

董事股份權益

於二零零三年六月三十日，按照《證券及期貨條例》第352條規定而保管的登記冊中記錄，本公司各董事及其聯繫人士在本公司及其相聯法團(定義見《證券及期貨條例》)之已發行股本中擁有下列權益：

(a) 在本公司之權益

	本公司每股0.25港元之股份			
董事姓名	個人權益 *(附註1)*	公司權益	總計	佔股權之概約百分比
張樹成博士	21,526	68,386,479 *(附註2)*	68,408,005	22.27
甄仕坤博士	10,371,072	–	10,371,072	3.37
鍾信明	4,334,314	–	4,334,314	1.41
郭兆坤	2,112,959	–	2,112,959	0.68
李冠南	–	4,166,978 *(附註3)*	4,166,978	1.35

附註：

1. 董事各自以個人名義持有股本並為股本之實益擁有人。

2. 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人，而該公司持有本公司股份68,386,479股。

3. 李冠南先生為Pressman Holdings Limited全部股本之唯一實益擁有人，而該公司持有本公司股份4,166,978股。

(b) 在附屬公司之權益

	精電有限公司每股1,000港元之無投票權遞延股份	多源地產有限公司每股100港元之無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明 *(附註1)*	50	8
郭兆坤	50	4
李冠南	123	10
	1,306	110

附註：

1. 鍾信明先生持有為多源地產有限公司(「多源地產」)之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。

2. 除以上4股無投票權遞延股份外，其餘無投票權遞延股份乃董事各自以個人名義持有；董事並為股本之實益擁有人。

(c) 在本公司購股權計劃之權益

	授出日期	於二零零三年一月一日購股權數量	期內授出／(行使)之購股權數量	於二零零三年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格	購股權授出日之市場價格
						港元	*港元*
董事							
張樹成博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
甄仕坤博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
鍾信明	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
郭兆坤	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
		4,150,000	–	4,150,000			

以上披露之本公司及其相聯法團(定義見《證券及期貨條例》)之股本權益均為好倉。

除上文所披露者外，於二零零三年六月三十日，根據《證券及期貨條例》第352條規定而保管的登記冊中記錄，本公司各董事,最高行政人員及其聯繫人士概無於本公司及其任何相聯法團(定義見《證券及期貨條例》)持有股份、相關股份及債券之權益或淡倉。

在本公司股本中之主要權益

於二零零三年六月三十日，根據《證券及期貨條例》第336條規定而保管之股份權益及淡倉登記冊所載(除上述已披露有關張樹成博士及Colville Group Limited之權益外)，下列公司於本公司之已發行股本中持有5%或以上之權益：

姓名	股份數量	身分	佔股權概約百分比
J.P. Morgan Chase & Co.			
好倉	19,199,297	投資經理及其他	6.25
可供借出的股份	6,138,000	–	1.99

附註： J.P. Morgan Chase & Co.擁有之權益由其數間全資附屬公司持有。

除上文所披露者外，於二零零三年六月三十日，根據《證券及期貨條例》第336條規定而保管的登記冊中，概無任何人持有本公司5%或以上之已發行股本。

購股權計劃

	授出日期	於二零零三年一月一日購股權數量	期內行使之購股權數量	於二零零三年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 *港元*	購股權授出日之市場價格 *港元*
董事	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	4,000,000	–	4,000,000	31.10.2002-30.10.2012	4.605	4.35
僱員	9.6.1999	446,750	–	446,750	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	733,000	–	733,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	616,500	(60,000)	556,500	30.8.2001-29.8.2011	3.06	3.68
	13.9.2002	711,500	(136,500)	575,000	13.9.2002-12.9.2012	3.905	3.85
		6,657,750	(196,500)	6,461,250			

附註：

1. 期內並無購股權授出及報廢。

2. 二零零三年六月三十日的購股權計劃的可發行股份總數為本公司當日發行股本之2.10%。

3. 每位僱員以代價1元取得獲贈之購股權。

4. 於行使購股權前一天之每股加權平均收市價為5.231港元。

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回其上市證券。

最佳應用守則

本公司之董事並不知悉有任何資料可合理顯示本公司目前或曾於截至二零零三年六月三十日止六個月內任何時間並無遵守上市規則附錄十四所載之最佳應用守則，惟本公司之非執行董事並無明確任期，而彼等須根據本公司之公司細則於股東週年大會上退任。

審核委員會

審核委員會已聯同管理人員檢討本集團所採納之會計政策及慣例，並曾商討內部監控及財務申報等事宜，包括審閱現時呈報之本公司截至二零零三年六月三十日止六個月之未經審核中期業績。

承董事會命
主席
張樹成博士

香港，二零零三年九月十五日